Exhibit (A)(5)(B)

MEREDITH CORPORATION EXTENDS TENDER OFFER TO ACQUIRE TIME INC.

DES MOINES, IA (January 11, 2018) - Meredith Corporation (NYSE: MDP; www.meredith.com) announced that it has extended its previously announced tender offer to purchase all of the outstanding shares of common stock of Time Inc. (NYSE: TIME) (“Time”) for $18.50 per share in an all-cash transaction valued at $2.8 billion (the “Offer”). The Offer will now expire one minute after 11:59 p.m. (Eastern Time) on January 25, 2018, per terms of the merger agreement, unless further extended. All other terms and conditions of the Offer remain unchanged.

Computershare Trust Company, N.A., the depository for the Offer, has advised Meredith that as of the close of business (Eastern Time) on January 10, 2018, approximately 59,024,324 shares of common stock of Time (not including 4,812,404 shares tendered by notice of guaranteed delivery for which shares have not yet been delivered) have been validly tendered and not properly withdrawn pursuant to the Offer, representing approximately 58.7% of the outstanding shares of common stock of Time.

The completion of the Offer remains subject to certain customary terms and conditions set forth in the Offer to Purchase, dated December 12, 2017, as amended, and other related materials by which the Offer is being made. The Offer has been extended to allow additional time for the satisfaction of the conditions of the Offer set forth in the merger agreement entered into on November 26, 2017 among Meredith, Gotham Merger Sub, Inc., a wholly owned subsidiary of Meredith, and Time.

Additional Information and Where to Find It

This press release is for informational purposes only, and it does not constitute an offer to purchase or a solicitation of an offer to sell any securities. The offer to purchase shares of Time’s common stock is being made pursuant to a Tender Offer Statement on Schedule TO, as amended, originally filed by Meredith Corporation with the SEC on December 12, 2017. Time filed a Solicitation/ Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer on December 12, 2017. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE TENDER OFFER MATERIALS, INCLUDING THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE OFFER, AS THEY MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, BECAUSE THEY CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF SHARES OF TIME INC. COMMON STOCK SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES. Investors and security holders may obtain a free copy of these statements and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the Information Agent for the offer, which is named in the tender offer statement.

Forward-Looking Statements

This press release contains forward-looking statements. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “explore,” “evaluate,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Meredith’s and Time’s control.

Statements in this document regarding Meredith and Time that are forward-looking, including, without limitation, statements related to the expiration of the Offer, are based on information available to management as of the date of this release, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond the control of Meredith and Time. Important risk factors could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to: the timing to consummate the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied and the transaction may not close; any failure to obtain equity or debt financing; the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; the ability to achieve the synergies and value creation contemplated by the proposed transaction; management’s ability to promptly and effectively integrate the businesses of the two companies; and the diversion of management time on transaction-related issues.

For more discussion of important risk factors that may materially affect Meredith and Time, please see the risk factors contained in Meredith’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2017, and Time’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2017, both of which are on file with the SEC. Except as specifically noted, information on, or accessible from, any website to which this website contains a hyperlink is not incorporated by reference into this website and does not constitute a part of this website.

No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do occur, what impact they will have on the results of operations, financial condition or cash flows of Meredith, purchaser or Time. Neither Meredith nor Time assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.

About Meredith Corporation

Meredith Corporation (NYSE: MDP; www.meredith.com) has been committed to service journalism for 115 years. Today, Meredith uses multiple distribution platforms—including broadcast television, print, digital, mobile and video—to provide consumers with content they desire and to deliver the messages of its advertising and marketing partners.

Meredith’s Local Media Group includes 17 television stations reaching more than 11 percent of U.S. households. Meredith’s portfolio is concentrated in large, fast-growing markets, with seven stations in the nation’s Top 25—including Atlanta, Phoenix, St. Louis and Portland—and 13 in Top 50 markets. Meredith’s stations produce 700 hours of local news and entertainment content each week, and operate leading local digital destinations.

Meredith’s National Media Group reaches 110 million unduplicated women every month, including more than 70 percent of U.S. Millennial women. Meredith is the leader in creating and distributing content across platforms in key consumer interest areas such as food, home, parenting and lifestyle through well-known brands such as Better Homes & Gardens, Allrecipes, Parents and Shape. Meredith also features robust brand licensing activities, including more than 3,000 SKUs of branded products at 5,000 Walmart stores across the U.S. and at walmart.com. Meredith Xcelerated Marketing is an award-winning, strategic and creative agency that provides fully integrated marketing solutions for many of the world’s top brands.

Meredith’s balanced portfolio consistently generates substantial free cash flow, and the Company is committed to growing Total Shareholder Return through dividend payments, share repurchases and strategic business investments. Meredith’s current annualized dividend of $2.08 per share yields 3.4 percent. Meredith has paid a dividend for 70 straight years and increased it for 24 consecutive years.

Meredith Contacts:

Shareholder/Financial Analysts:	Media:
Mike Lovell	Art Slusark
Director of Investor Relations	Chief Communications Officer
(515) 284-3622	(515) 284-3404
Mike.Lovell@meredith.com	Art.Slusark@meredith.com